File No. 70-9625
                (Mountaineer Gas Acquisition)

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                 AMENDMENT NO. 3 to FORM U-1

                APPLICATION/DECLARATION UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              _________________________________

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

                  Monongahela Power Company
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554

                   Mountaineer Gas Company
                     414 Summers Street
               Charleston, West Virginia 25301
             __________________________________

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740

                   Robert R. Winter, Esq.
                   Deputy General Counsel
                       Allegheny Power
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554

                    Anthony Wilson, Esq.
                       Senior Attorney
              Allegheny Energy Service Company
                    10435 Downsville Pike
                    Hagerstown, MD 21740

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1.   Applicants hereby amend the application deleting the
     second sentence of Item 1, subsection A, and part 2, which reads:

     ECA is exempt from registration under section 3(a)(1) of the Act and by Rule 2 under the Act.

And replacing it with the following sentence:

     Both ESC and ECA are exempt from registration under
     section 3(a)(1) of the Act and by Rule 2 under the Act.

2. Applicants hereby amend the application deleting the fourth sentence of the last paragraph in Item 1, subsection D, which reads:

     The interest rates, fees, and expenses for all financing for which authorization is requested shall be comparable to those obtainable by comparable utilities issuing comparable securities with the same or similar terms and maturities.

And replacing it with the following sentence:

     The interest rates, fees, and expenses for all financing for which authorization is requested shall be comparable to those obtainable by comparable entities issuing comparable securities with the same or similar terms and maturities.

                          SIGNATURE

      Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY ENERGY, INC

                                  /S/  THOMAS K. HENDERSON

                              By  _____________________________
                                   Thomas K. Henderson


                              MONONGAHELA POWER COMPANY

                                  /S/  THOMAS K. HENDERSON

                              By  _____________________________
                                   Thomas K. Henderson



Dated:  July 3, 2000

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